Goldman Sachs & Co. LLC

200 West Street
New York, New York 10282-2198

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Citigroup Global Markets Inc.

383 Greenwich Street

New York, New York 10013

January 23, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christopher Edwards

Suzanne Hayes

Division of Corporation Finance

Office of Life Sciences

Re: ArriVent BioPharma, Inc.

Registration Statement on Form S-1

File No. 333-276397

Acceleration Request

Requested Date: January 25, 2024

Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of ArriVent BioPharma, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 5:00 P.M., Eastern Time, on January 25, 2024, or as soon thereafter as practicable or at such later time as the Company or its outside counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Maduri
Name: Lyla Maduri
Title: Managing Director

JEFFERIES LLC

By:	/s/ Charles Glazer
Name: Charles Glazer
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Lin Yan
Name: Lin Yan
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]